

September 1, 2011

Via Facsimile
Mr. Jason W. Cohenour
President and Chief Executive Officer
Sierra Wireless, Inc.
13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4

> **Re: Sierra Wireless, Inc.**
> **Form 40-F for the fiscal year ended December 31, 2010**
> **Filed March 18, 2011**
> **File No. 0-30718**

Dear Mr. Cohenour:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 40-F filed March 18, 2011

Exhibit 1.3: Management's Discussion and Analysis

Research and development, page 14

1. We note that you amended your agreement with the Government of Canada in March 2009 to change the basis for repayment from a formula based on future revenues to a fixed amount of $2.5 million per year for five years beginning March 1, 2009. Please tell us whether you accrued the $12.5 million liability in March 2009 or your basis for not accruing the entire liability in March 2009.

Critical accounting estimates, page 18

2. We note your disclosure on page 2 and elsewhere in your document that on September 25, 2010 you implemented an organizational structure that establishes three business

units: M2M Embedded Solutions, Mobile Computing and Solutions & Services. We also note your disclosure on page 19 that you have one reporting unit as of December 31, 2010. Addressing paragraphs ASC 350-20-35-33 through 35-46 tell us how you determined that you have one reporting unit at December 31, 2010.

3. Addressing paragraphs ASC 280 -10-50-1 through 50-19 tell us the operating segments that you aggregate into your reportable segment.

Exhibit 1.2 Financial Statements

Note 19 – Commitments and Contingencies, page 22

4. Refer to your disclosure of Legal Proceedings on page 23. We note your statements on pages 23, 24 and 25 that you are "currently assessing" your obligations
    If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally:

    • explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and

    • for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

    We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

    You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

5. We also note that several legal proceedings have been settled during the periods presented or prior to issuance of the financial statements but that the settlement amounts are confidential. Please tell us if any of these settlements are *individually* or in the *aggregate* material to the financial statements as a whole. If material and to the extent that there were multiple settlements in a single period, please tell us why you believe you are not able to disclose the aggregate settlement amount for several confidential settlements during the period.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director